FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               For April 10, 2003

                        Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                  CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                            Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F    X            Form 40-F
                        _____                      _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                   No    X
                       _____               _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                INDEX TO EXHIBITS

Item

1. - Press release dated April 10, 2003

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MILLICOM INTERNATIONAL CELLULAR S.A.
                                                       (Registrant)


Date: April  10, 2003                       By: /s/ John Ratcliffe
                                                ------------------
                                            Name: John Ratcliffe
                                            Title: Chief Financial Controller

                                                                          Item 1


                                     [MIC]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE
                                                                  April 10, 2003

        MILLICOM INTERNATIONAL CELLULAR S.A. - FINAL AUDITED RESULTS FOR
                        THE YEAR ENDED DECEMBER 31, 2002


New York, London and Luxembourg - April 10, 2003 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC), the global telecommunications investor, today announces it has amended its accounting policy in relation to the revaluation of certain securities which are classified as "Investment in securities" in the balance sheet. Accordingly, as at December 31, 2002, the accumulated fair value adjustments related to certain Investment in securities (which had previously been recorded within the caption "Revaluation Reserve" within Shareholders' Equity) have now been charged to the Income Statement for the year ended December 31, 2002.

Whilst this is a non-cash adjustment, the net loss for the year ended December 31, 2002 (as previously disclosed in our press release dated February 12, 2003) has been restated from US$278,199,000 to US$397,337,000. This restatement has no effect on total Shareholders' Equity.

In addition, following the successful completion of the sale of Celcaribe, MIC's Colombian cellular operation, the Company has released a non-cash impairment charge of $12,194,000 previously recorded in the Income Statement for the year ended December 31, 2002. The effect of this release is to reduce the loss for the year to $385,143,000 and total negative Shareholders' Equity to $295,259,000.

CONTACTS:

Marc Beuls                                           Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Jim Millstein                                        Telephone: +1 212 632 6000
Lazard, New York

Peter Warner                                         Telephone: +44 20 7588 2721
Daniel Bordessa
Cyrus Kapadia
Lazard, London

Andrew Best                                          Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

APPENDICES:

o Consolidated statements of profit and loss for the year ended Dec 31, 2002 and 2001
o  Consolidated balance sheets as at Dec 31, 2002 and 2001
o  Consolidated statements of cashflows for the year ended Dec 31, 2002 and 2001
o Consolidated statements of changes in shareholders' equity for the year ended Dec 31, 2002 and 2001

                      Millicom International Cellular S.A.
                           Consolidated statements of
         profit and loss for the year ended December 31, 2002 and 2001

                                                                        Total                           Total
                                                                         2002                            2001

                                                                    (Audited)                       (Audited)
                                                                     US$ '000                        US$ '000
Revenues                                                              605,186                         644,570

Operating expenses

     Cost of revenues (excluding depreciation and
     amortization)                                                  (164,707)                       (185,253)

     Sales and marketing                                             (80,941)                        (95,463)

     General and administrative expenses                             (87,998)                       (104,602)

     Corporate and license acquisition costs                         (21,591)                        (25,271)

     Write-down of assets, net                                       (89,709)                        (23,068)

     Depreciation and amortization                                  (139,318)                       (153,174)
                                                                  ---------------------------------------------
Operating profit                                                       20,922                          57,739

     (Loss) / Gain on exchange and disposal of investments          (198,572)                          19,116

     Profit / (loss) from associate companies                              62                         (3,112)
                                                                  ---------------------------------------------
(Loss) / profit before financing and taxes                          (177,588)                          73,743

     Interest expense                                               (185,959)                       (209,912)

     Interest income                                                   12,726                          22,768

     Other income                                                      42,247                          11,596

     Charge for financial instruments                                 (7,858)                         (9,914)

     Exchange loss, net                                              (23,483)                        (17,313)
                                                                  ---------------------------------------------
Loss before taxes                                                   (339,915)                       (129,032)

     Taxes                                                           (22,734)                         (8,217)
                                                                  ---------------------------------------------
Loss after taxes                                                    (362,649)                       (137,249)

     Minority interest                                               (22,494)                           (804)
                                                                  ---------------------------------------------
Loss for the year                                                   (385,143)                       (138,053)
                                                                  =============================================
Loss per common share (US$)                                            (7.87)                          (2.82)
                                                                  =============================================
Weighted average number of shares
outstanding in the period (in thousands)                               48,954                          48,943
                                                                  =============================================

                      Millicom International Cellular S.A.
                          Consolidated balance sheets
                        as at December 31, 2002 and 2001

                                                                      Dec 31,                         Dec 31,
                                                                         2002                            2001
                                                                    (Audited)                       (Audited)
                                                                     US$ '000                        US$ '000
Assets

Non-current assets

     Intangible assets

         Goodwill, net                                                 10,172                          52,575

         Licenses, net                                                 84,471                         164,541

         Deferred costs and other non-current assets, net               4,919                          15,685

     Tangible assets, net                                             458,933                         512,236

     Financial assets

         Investment in securities                                     220,386                         676,829

         Investment in associated companies                             1,013                          52,858

         Pledged deposits                                              32,921                          47,404

         Deferred taxation                                              8,470                           3,785
                                                                  ---------------------------------------------
Total non-current assets                                              821,285                       1,525,913
                                                                  ---------------------------------------------
Current assets

     Investment in securities                                         101,540                               -

     Inventories                                                        6,962                          12,932

     Debtors

         Trade receivables, net                                       113,221                         136,078

         Amounts due from joint ventures                               14,045                          46,001

         Amounts due from other related parties                         6,806                           9,258

     Prepaid and accrued income                                        14,148                          27,228

     Other current assets                                              38,453                          35,800

     Time deposits                                                     16,200                          21,444

     Cash and cash equivalents                                         70,451                          56,276
                                                                  ---------------------------------------------
Total current assets                                                  381,834                         345,017
                                                                  ---------------------------------------------
Total assets                                                        1,203,119                       1,870,930
                                                                  =============================================

                      Millicom International Cellular S.A.
                          Consolidated balance sheets
                        as at December 31, 2002 and 2001

                                                                      Dec 31,                         Dec 31,
                                                                         2002                            2001
                                                                    (Audited)                       (Audited)
                                                                     US$ '000                        US$ '000
Shareholders' equity and liabilities

Shareholders' equity

     Share capital and premium                                        281,989                         281,989

     Treasury stock                                                  (54,521)                        (52,033)

     Legal reserve                                                      4,256                           4,256

     Retained (loss) profit brought forward                          (57,719)                          80,334

     Loss for the year                                              (385,143)                       (138,053)

     Revaluation reserve                                                    -                        (61,325)

     Currency translation reserve                                    (84,121)                        (46,274)
                                                                  ---------------------------------------------
Total shareholders' equity                                          (295,259)                          68,894
                                                                  ---------------------------------------------
                                                                  ---------------------------------------------
Minority interest                                                      23,733                          10,262
                                                                  ---------------------------------------------


Liabilities

     Non-current liabilities

         Deferred taxation                                             26,874                          20,507

         Corporate subordinated debt                                  912,539                         954,601

         Other debt and financing                                     159,370                         347,475
                                                                  ---------------------------------------------
                                                                    1,098,783                       1,322,583
                                                                  ---------------------------------------------

     Liabilities due within one year

         Other debt and financing                                     156,666                         153,898

         Trade payables                                                90,945                         109,739

         Amounts due to shareholders                                    4,021                           7,158

         Amounts due to other related parties                           6,487                          11,304

         Other financial liabilities                                        -                          36,365

         Accrued interest and other expenses                           42,745                          57,981

         Other current liabilities                                     74,998                          92,746
                                                                  ---------------------------------------------
                                                                      375,862                         469,191
                                                                  ---------------------------------------------
Total liabilities                                                   1,474,645                       1,791,774
                                                                  ---------------------------------------------
Total shareholders' equity and liabilities                          1,203,119                       1,870,930
                                                                  =============================================

                      Millicom International Cellular S.A.
                     Consolidated statements of cash flows
                 for the year ended December 31, 2002 and 2001

                                                                       Dec 31                          Dec 31
                                                                         2002                            2001
                                                                    (Audited)                       (Audited)
                                                                     US$ '000                        US$ '000
Net cash provided by operating activities                              70,745                         103,969


Cash flow from investing activities                                   143,501                       (167,074)

Cash flow from financing activities                                 (199,780)                          22,576

Cash effect of exchange rate changes                                    (291)                           1,884

                                                                  ---------------------------------------------
Net decrease in cash and cash equivalents                              14,175                        (38,645)


Cash and cash equivalents, beginning                                   56,276                          94,921

                                                                  ---------------------------------------------
Cash and cash equivalents, ending                                      70,451                          56,276
                                                                  =============================================



                      Millicom International Cellular S.A.
           Consolidated statements of changes in shareholders' equity for the year ended December 31, 2002 and 2001

                                                                       Dec 31                          Dec 31
                                                                         2002                            2001
                                                                    (Audited)                       (Audited)
                                                                     US$ '000                        US$ '000
Shareholders' equity at January 1, as previously reported                                             341,191

Effect of adopting IAS 39, financial instruments                                                     (45,264)
                                                                  ---------------------------------------------
Shareholders' equity at January 1, as restated                         68,894                         295,927

Shares issued via exercise of share options                                 -                               8

Shares issued                                                               -                           2,999

Purchase of treasury stock                                            (2,488)                               -

Loss for the year                                                   (385,143)                       (138,053)

Movement in revaluation reserve                                             -                        (79,061)

Prolonged decrease in market value                                     61,325                               -

Movement in currency translation reserve                             (37,847)                        (12,926)
                                                                  ---------------------------------------------
Shareholders' equity                                                (295,259)                          68,894
                                                                  =============================================

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in six countries. MIC also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 16.8 million customers in 22 countries. The Company's shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Lazard is acting for Millicom International Cellular S.A. in connection with the exchange offer and consent solicitation and no-one else and will not be responsible to anyone other than Millicom International Cellular S.A. for providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer or consent solicitation.